VIA EDGAR

Ms. Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
200 Vesey Street, Suite 400
New York, NY 10281
November 10, 2016
Re:	Wright Managed Equity Trust (File Nos. 002-78047; 811-03489), and
Wright Managed Income Trust (File Nos. 002-81915; 811-03668).
Dear Ms. Miller:
This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided telephonically on October 13, 2016, relating to reports filed on Form N-CSR and N-CSRS (the "Reports") of the Wright Managed Equity Trust and Wright Managed Income Trust (collectively the "Registrant") on behalf of the Wright Selected Blue Chip Equities Fund, Wright Major Blue Chip Equities Fund, Wright International Blue Chip Equities Fund, and Wright Current Income Fund (each individually a "Fund" and collectively the "Funds"). The Staff's comments, along with the Funds' responses, are set forth below.
1.
In the fund overview section of the equity Funds on the Reports, it states that the Wright Major Blue Chip Equities Fund ("WMBC") invests in "companies with value of $5-10 billion or more", whereas in WMBC's current effective prospectus filed as part the Registrant's annual update to its registration statement states that WMBC invests in "companies with market values of $5 billion or more". Please explain the discrepancy.

Response: Registrant does not believe current disclosure is contradictory. Registrant will revise future disclosure to be consistent across all flings and with the Staff's comments.
2.	Please confirm if there are any trustee or investment advisory fees payable. If so, these should be disclosed separately pursuant to Reg. S-X §6-04, provision 12.
Response: Registrant confirms that as of the date to which the Reports relate, there were no open payables to any trustee or the investment adviser.
3.
In future filing filings, please state that the Funds follow the accounting and reporting standards of investment companies. Please include this disclosure in the note to the financials pursuant to ASU 2013-08.

Response: Registrant will revise future disclosure consistent with the Staff's comments.
4.
Please explain why short term investments are not disclosed in the same manner for the Wright Selected Blue Chip Equities Fund ("WSBC") and WMBC on Page 39 of the Funds' annual report on Form N-CSR. The Staff notes that short term investments are classified as level 2 for WSBC, and are classified as level 1, and include in equity interest, for WMBC.

Response: Registrant acknowledges that short term investments in money market funds should be classified as level 2 investments. Registrant notes that money market funds are appropriately classified in the Funds' semi-annual report on from N-CSRS. Registrant will revise future disclosure so that short term investments in money market funds are classified consistently across all Funds and consistent with the Staff's comments.
5.
In the section of the Reports titled "Distribution and Service Plans" it states that the investment adviser has agreed to waive all or a portion of its fees and reimburse expenses waiver pursuant to an expense limitation agreement. Please state if any fee waivers are subject to recapture or recoupment under the agreement. If so, in future filings please disclose the terms and amounts if any.

Response: Registrants confirms that no fee waivers are subject to recapture or recoupment by the investment adviser.
6.
Please confirm that the following transactions, to the extent known have been appropriately evaluated and disclosed in the financial statements pursuant to ASC 850-10-50: (i) shareholders of a Fund that are other investment funds or entities that are managed by the same investment adviser, (ii) shareholders of record or known beneficial owners of more then 10% of the voting interests of the Funds, and (iii) other shareholders that are deemed to be affiliates of the Funds.

Response: Registrant confirms the above referenced transactions were appropriately evaluated and disclosed as necessary.
Please phone the undersigned at (207) 347-2075 with any questions concerning this response.
Kind regards,

/s/ Gino Malaspina_________
Gino Malaspina
Senior Counsel, Atlantic Fund Administration, LLC

cc:   Leonard A. Peirce
 Wilmer Cutler Pickering Hale and Dorr LLP